U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

DATE OF REPORT: August 30, 2023

CARDONE REIT I, LLC
(the “Company”)

Delaware

(State of other jurisdiction of incorporation or organization)

18909 NE 29th Avenue

Aventura, FL 33180

Office: (310) 777-0255

Email: invest@Cardonecapital.com

Class A Interests

(Issued pursuant to Regulation A)

ITEM 9. Other Events

Purchase of Interest in The Edison Apartments

The Edison Apartments (“The Edison”) is a 327-unit, 2020-built luxury apartment complex located in Fort Myers, Florida which features large units that average 1,042 square-feet. The Edison offers a variety of one, two, and three bedroom floorplans as well as small and large single car garages for rent. The community amenity package includes state-of-the-art 24 hour fitness and yoga/cross training center with fitness on-demand kiosk, resort-style swimming pool with outdoor pavilion, TVs and lawn games, outdoor grilling stations and fire pits, indoor bouldering wall, outdoor yoga lawn, fenced-in pet park with agility course, private pond with fountains and observation deck, community bike share, package locker room, EV charging stations, and a pet spa. Fort Myers has experienced roughly 28% population growth since 2010 and is home to over 21 million square feet of office space and over 357,000 employees.  Notable employers include the Lee Memorial Health System (which is ranked as the top employer in Southwest Florida and is the largest public healthcare system in the state), Chico’s FAS, Gartner, Arthrex, and Florida Gulf Coast University.

G&I X The Edison, LLC (the entity which owns The Edison) was acquired on August 24, 2023, by Cardone Edison Member, LLC, a newly formed special purpose entity managed by Cardone Capital LLC (the “Manager”), which was formed for the acquisition of The Edison. The Manager anticipates that the Company will hold a minority investment in this special purpose entity. The other members of the Special Purpose Entity who will own The Edison are Grant Cardone (in his personal capacity) and Cardone Equity Fund 22, LLC a real estate investment fund managed by the Manager, units of which were offered under Rule 506(c) under Regulation D.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cardone REIT I, LLC

By:	/s/ Grant Cardone
Grant Cardone
Manager (Principal Executive Officer) of Cardone Capital LLC Manager

By:	/s/ Mark Fajack
Mark Fajack
Chief Financial Officer (Principal Financial Officer) of Cardone Real Estate Acquisitions LLC

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Cardone REIT I, LLC

By:	/s/ Grant Cardone
Grant Cardone
Manager (Principal Executive Officer) of Cardone Capital LLC Manager

By:	/s/ Mark Fajack
Mark Fajack
Chief Financial Officer (Principal Financial Officer) of Cardone Real Estate Acquisitions LLC

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